Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2007

Mr. Dennis J. Curtin
Senior Vice President- Chief Financial Officer
E-Z-EM, Inc.
1111 Marcus Avenue, Suite LL-26
Lake Success, NY 11042

> **Re:** **E-Z-EM, Inc.**
> **Form 10-K for the Fiscal Year Ended June 3, 2006**
> **Filed August 17, 2006**
> **File No. 000-13003**

Dear Mr. Curtin:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 3, 2006

Notes to Consolidated Financial Statements

Note B- Discontinued Operation, page 77

1. In the "Overview" to your Management's Discussion and Analysis, you indicate that on February 2, 2006 your management and board of directors approved a plan to wind-down and close the operations of your wholly owned Japanese subsidiary, Toho Kagaku Kenkyusho Co., Ltd. You have not presented the related results of operations of this subsidiary within discontinued operations during the financial statement periods presented in your Form 10-K. You do, however, present this subsidiary's results of operations within discontinued operations in your Form 10-

Q for the period ended December 2, 2006, but it is unclear what facts, events or circumstances occurred to have changed your presentation. Please tell us how you determined the appropriate accounting treatment with respect to the operations of your Japanese subsidiary for the year ended June 3, 2006 versus the period ended December 2, 2006 pursuant to the provisions of SFAS No. 144.

Note T- Quarterly Results of Operations (Unaudited), page 103

2. Please provide us with your analysis under SAB No. 99 that demonstrates how you determined that the $223,000 post-tax adjustment, which increased your diluted earnings per share by $0.02 for the fourth quarter of fiscal 2006, was not either quantitatively or qualitatively material.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant